FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006.
The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: December 8, 2006	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

TD Bank Financial Group appoints Chief Risk Officer
Mark Chauvin, long time TD executive to head up Risk Management

Toronto, (December 8, 2006) - Ed Clark, President and Chief Executive Officer of TD Bank Financial Group (TDBFG) today announced the appointment of Mark Chauvin, currently our head of Credit Risk, as Executive Vice President, Risk Management and Chief Risk Officer of the Bank. In his new role, Chauvin will lead TD’s Risk Management functions and represent TD with external regulators including OSFI, FSA and the U.S. Federal Regulators. The appointment is effective immediately.

“I am very pleased about this decision. Mark has earned the respect and confidence of the entire Senior Team here at TD during his 26 year career and he is known for his ability to provide balanced solutions,” said Ed Clark, TD’s President and CEO. “Mark’s expertise and his understanding of the business, combined with his exceptional judgment positions us well to deliver on our business strategies,” added Clark.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on line customers. TD Bank Financial Group had CDN$392.9 billion in assets, as of October 31, 2006. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For more information:
Simon Townsend
TD Corporate Communications
416-944-7161